UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events

On February 22, 2011, China Cord Blood Corporation (the “Company”) issued a press release announcing the results of its 2010 Annual General Meeting, which was held on February 18, 2011, in Hong Kong.  At the Annual General Meeting, shareholders: (1) elected Albert Chen and Mark Chen to serve on the Board of Directors until the 2013 annual general meeting of the Company or until their respective successors are duly appointed and qualified; (2) ratified the appointment of KPMG as auditor of the Company for the financial year ending March 31, 2011, and authorized the directors to set the remuneration of the auditors; and (3) adopted the 2011 China Cord Blood Corporation Restricted Share Unit Scheme, which has a mandate limit of granting rights to receive ordinary shares not exceeding 10.0% of the Company's issued and outstanding share capital, to directors, officers, employees and/or consultants of the Company and its subsidiaries and authorize directors to grant awards and allot and issue shares thereunder.  A copy of the press release is attached hereto as exhibit 99.1.

On February 22, 2011, the Company issued a press release announcing the formation of Zhejiang Lukou Biotechnology Co., Ltd. ("Zhejiang Lukou"), an indirect non-wholly owned subsidiary with the Zhejiang Provincial Blood Center, pursuant to the Company's framework agreement announced in September 2010.  Zhejiang Lukou, which is 90% owned by the Company, will operate, on an exclusive basis, its cord blood banking services in the Zhejiang province. A copy of the press release is attached hereto as exhibit 99.2.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated February 22, 2011, regarding results of annual general meeting.

99.2	Press Release, dated February 22, 2011, regarding formation of Zhejiang subsidiary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:   /s/ Albert Chen

Name:  Albert Chen
Title:    Chief Financial Officer

Dated: March 9, 2011